April 13, 2026

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp
5818 El Camino Real
Carlsbad, California 92008

       Re: Aptera Motors Corp
           Registration Statement on Form S-1
           Filed on April 9, 2026
           File No. 333-294942
Dear Chris Anthony:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing